

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2018

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

      **Re: Comcast Corporation**
           **Form 10-K for the Fiscal Year Ended December 31, 2017**
           **Filed January 31, 2018**
           **Form 10-Q for the Fiscal Quarter Ended September 30, 2018**
           **Filed October 25, 2018**
           **File No. 001-32871**

Dear Mr. Roberts:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Telecommunications

cc:    Elizabeth Wideman